BAYTEX ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on Thursday, May 17, 2007

The annual and special meeting of the unitholders of Baytex Energy Trust will be held in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue, S.W., Calgary, Alberta on Thursday, May 17, 2007 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2006, together with the report of the auditors;

2.	fix the number of directors of Baytex Energy Ltd. to be elected at the meeting at six members;

3.	select six directors of Baytex Energy Ltd.;

4.	appoint the auditors and to authorize the directors to fix their remuneration as such;

5.	amend our Trust Unit Rights Incentive Plan;

6.	transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 29, 2007 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 29th day of March, 2007.

                       By order of the Board of Directors of
                        Baytex Energy Ltd.

                           (signed) Shannon M. Gangl
                               Corporate Secretary

BAYTEX ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 17, 2007

  SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the unitholders of Baytex Energy Trust to be held at 3:00 p.m. (Calgary time) on Thursday, May 17, 2007 in the Devonian Room of the Calgary Petroleum Club, located at 319 - 5th Avenue, S.W., Calgary, Alberta and at any adjournment thereof.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units. Each trust unit outstanding on March 29, 2007 is entitled to one vote. A single special voting unit was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Baytex Energy Ltd. ("Baytex") in connection with a plan of arrangement which was effective September 2, 2003. The trust units and the special voting unit vote together as a single class on all matters. Each trust unit is entitled to one vote and each special voting unit is entitled to one vote for each exchangeable share outstanding. Valiant Trust Company is required to vote the special voting unit in the manner that holders of exchangeable shares instruct, and to abstain from voting on the exchangeable shares for which Valiant Trust Company does not receive instructions. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares together with this information circular - proxy statement. See "Voting by Holders of Exchangeable Shares" below.

Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 - 4th  Street S.W., Calgary, Alberta T2P 1T1, not less than 48 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 29, 2007 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than ten days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Baytex. As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

  ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication ("ADP") or another intermediary. ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP or another intermediary it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned (or otherwise reported) as provided in the voting instruction form to ADP well in advance of the meeting in order to have the trust units voted. The foregoing discussion similarly applies to holders of exchangeable shares who do not hold their exchangeable shares in their own name. Only holders of exchangeable shares whose name appears on the records of Baytex as the registered holders of exchangeable shares are entitled to instruct Valiant Trust Company as to how they exercise votings rights in respect of their exchangeable shares at the meeting.

  REVOCABILITY OF PROXY

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

A holder of exchangeable shares who has submitted a voting direction may revoke it at any time prior to the meeting. In addition to revocation in any other matter permitted by law, a voting direction may be revoked by instrument in writing executed by the holder of exchangeable shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Valiant Trust Company set forth in the form of voting direction at any time up to and including the last business day proceeding the day of the meeting, or any adjournment thereof, at which the voting direction is to be acted upon, or with a representative of Valiant Trust Company in attendance at the meeting on the day of the meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

  PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

  EXERCISE OF DISCRETION BY PROXY

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

 VOTING BY HOLDERS OF EXCHANGEABLE SHARES

Valiant Trust Company holds one special voting unit which is entitled to a number of votes at the meeting equal to the aggregate number of outstanding exchangeable shares. Each holder of exchangeable shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's exchangeable shares. A voting direction is the means by which holders of exchangeable shares authorize the voting of their voting rights at the meeting. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of your instructions to vote, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of exchangeable shares to instruct Valiant Trust Company about voting at the meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" that has been provided to holders of exchangeable shares with this information circular - proxy statement.

  VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value. As at March 29, 2007, there were approximately 75,833,673 trust units issued and outstanding. As at March 29, 2007, one special voting unit has been issued to Valiant Trust Company. The special voting unit is entitled to one vote for each exchangeable share outstanding. As at March 29, 2007, there were 1,566,153 exchangeable shares issued and outstanding. At the meeting, upon a show of hands, every unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every unitholder present in person or by proxy has one vote for each trust unit of which such unitholder is the registered holder.

When any trust unit is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such trust unit, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of unitholders maintained by Valiant Trust Company is entitled to cast such vote.

As at March 29, 2007, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 650,659 trust units or approximately 0.86% of the issued and outstanding trust units and 455,129 exchangeable shares or approximately 29.1% of the issued and outstanding exchangeable shares (which are convertible as of March 29, 2007 into 705,432 trust units) or approximately 1.43% of the votes entitled to be cast at the meeting.

To the knowledge of our directors and officers, as at March 29, 2007 no person or company beneficially owned, directly or indirectly, or exercised control or direction, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the meeting.

QUORUM FOR MEETING

At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than five percent of the outstanding trust units. If a quorum is not present at the meeting within one half hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the meeting. At such meeting, the unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50 percent of the votes cast in respect of the resolution by or on behalf of unitholders present.

  MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors of Baytex

The articles of Baytex provide for a minimum of three directors and a maximum of eleven directors. There are currently seven directors on our board of directors. One of our directors is retiring this year and our Board has determined to set the number of directors at six (6) members. Unitholders are entitled to elect all six (6) of the members of the board of directors of Baytex by a vote of unitholders at a meeting of unitholders held in accordance with our trust indenture. Following such meeting Valiant Trust Company shall elect the individuals so elected by the unitholders to the board of directors of Baytex.

The six (6) nominees for election as directors of Baytex are as follows:

John A. Brussa	Naveen Dargan
Raymond T. Chan	R.E.T. (Rusty) Goepel
Edward Chwyl	Dale O. Shwed

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of the persons nominated for election as directors, their principal occupations, the dates on which they became directors of Baytex and the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 29, 2007, were as follows:

Name and Municipality of Residence	Principal Occupation	Director Since (9)	Number of trust units / exchangeable shares beneficially owned directly or indirectly or over which control or direction is exercised (10)	Market value of trust units / exchangeable shares beneficially owned directly or indirectly or over which control or direction is exercised (11)
Edward Chwyl (2)(3)(4) Victoria, B.C.	Independent Businessman.	May 2003	25,000/NIL	$523,750/NIL
Raymond T. Chan Calgary, AB	President and Chief Executive Officer of Baytex.	October 1998	301,397/NIL	$6,314,267/NIL
John A. Brussa (2)(3)(4)(6) Calgary, AB	Partner, Burnet, Duckworth & Palmer LLP (law firm).	October 1997	148,320/NIL	$3,107,304/NIL
Naveen Dargan (1)(3)(4) Calgary, AB	Independent Businessman.	September 2003	25,000/NIL	$523,750/NIL
R.E.T. (Rusty) Goepel (1) Vancouver, B.C.	Senior Vice President, Raymond James Ltd.	May 2005	23,000/NIL	$481,850/NIL
Dale O. Shwed (1)(2)(7)(8) Calgary, AB	President and Chief Executive Officer of Crew Energy Inc.	June 1993	124,330/455,129	$2,604,714/$14,778,795

  Notes:

(1)	Member of the audit committee, which is required under the Business Corporations Act (Alberta).
(2)	Member of the reserves committee.
(3)	Member of the compensation committee.
(4)	Member of the governance committee.
(5)	Baytex does not have an executive committee.
(6)
Mr. Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

(7)
Mr. Shwed was a director of Echelon Energy Inc., a private company incorporated under the Business Corporations Act (Alberta). In September 1999, a receiver manager was appointed over the assets of Echelon.

(8)
Mr. Blake Cassidy is currently a member of our audit committee. Mr. Cassidy is not seeking re-election to our board. We intend to appoint Mr. Shwed to our audit committee following the annual and special meeting.

(9)	Each director elected at the meeting will hold office until the next annual meeting of the unitholders, or until his successor is duly elected or appointed, unless his office is vacated earlier.
(10)
Does not include an aggregate of 951,000 trust unit rights held by the directors as follows: Mr. Chwyl: 93,000 rights; Mr. Chan: 620,000 rights; Mr. Brussa: 62,000 rights; Mr. Dargan: 62,000 rights; Mr. Goepel: 52,000 rights and Mr. Shwed: 62,000 rights.

(11)
Based on the closing price of the trust units on the Toronto Stock Exchange on March 29, 2007 of $20.95. The market value of exchangeable shares is calculated assuming that the shares are exchanged for trust units on March 29, 2007 at the applicable exchange ratio of 1.54996.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

The education and experience of each of our proposed directors is outlined below:

Name	Age	Education and Experience
Edward Chwyl	63
Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over thirty five years experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil & Gas Limited from 1989 to 1998. Prior thereto he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Raymond T. Chan	51
Mr. Chan holds a Bachelor of Commerce degree and is a Chartered Accountant. He has been President and Chief Executive Officer and a Director of Baytex Energy Ltd since September 2003. Prior thereto he was Senior Vice President and Chief Financial Officer and a Director of Baytex Energy Ltd since October 1998. He has held senior executive positions in the Canadian oil industry since 1982, including Chief Financial Officer positions at Tarragon Oil & Gas Limited, American Eagle Petroleum Ltd. and Gane Energy Corporation.

John A. Brussa	50
Mr. Brussa holds a Bachelor of Arts degree in History and Economics and a Bachelor of Laws degree. He has been a partner in the Calgary based energy law firm of Burnet, Duckworth & Palmer LLP since 1987, specializing in the area of taxation. He is also a director of a number of energy and energy related trusts and companies. Mr. Brussa is a past governor of the Canadian Tax Foundation.

Naveen Dargan	49
Mr. Dargan holds a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto he worked for over 20 years in the investment banking business, finishing his investment banking career as Senior Managing Director and Head of Energy Investment banking for Raymond James Ltd. and predecessor companies.

R.E.T. (Rusty) Goepel	64
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd. He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners which later became Goepel McDermott Ltd., and was acquired by Raymond James Ltd. in 2001.

Dale O. Shwed	48
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He is currently President and Chief Executive Officer of Crew Energy Inc. Prior thereto he was President and Chief Executive Officer of Baytex Energy Ltd. from 1993 to 2003. He commenced his career in the oil and gas industry in 1980.

 Appointment of Auditors

Our trust indenture provides that our auditors will be selected at each annual meeting of unitholders. Accordingly, management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte & Touche LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors of Baytex to fix their remuneration as such. Deloitte & Touche LLP have been our auditors since inception.

Fees accrued to our auditors, Deloitte & Touche LLP, for services rendered for the fiscal year 2006 are as follows: (i) for audit and related services $549,000; (ii) for tax planning and compliance $4,000 and (iii) $187,000 for other consulting services.

 Amendment of the Trust Unit Rights Incentive Plan

Our Board Of Directors believes that it is in the best interests of unitholders to make certain amendments to our trust unit rights incentive plan, including:

•
that rights may not be exercised in a black-out period and to the extent that any rights would expire in or within 10 business days of a black-out period their expiry shall be extended by 10 business days.

•
to amend the "change of control" provision to specifically exclude arrangements, mergers or other forms of reorganizations where the unitholders hold more than 90% of the equity securities of the resulting party or when the board of directors determines a "change of control" should not be deemed to occur in the circumstance of the transaction. This would deal with any potential conversion to a corporation in the future.

•
to amend the plan to allow the board of directors to make amendments or modifications or terminate the plan or any rights granted under the plan without unitholder approval, but subject to approval of the Toronto Stock Exchange, provided that: (i) no right may have a term greater than seven years; (ii) and no amendment may be made without unitholder approval to: (A) increase the maximum percentage of units issuable under the plan, to directors or officers or to non-management directors; (B) reduce the exercise price of any right granted to directors or officers; (C) extend the term of any right granted to directors or officers; (D) amend the plan to allow the transfer of beneficial ownership of rights other than on death; or (E) any amendment of the amendment provision.

In addition, on March 29, 2007 our board of directors approved an amendment to the trust unit rights incentive plan, without unitholder approval, to make certain clarifying changes to the insider restrictions that were already in place. As a result of the amendments, which were subject to Toronto Stock Exchange approval, our plan now provides that the number of trust units: (a) issued to insiders within one year period; and (b) issuable at any time under the trust unit rights incentive plan, or when combined with any other plan, shall not exceed 10% of the total outstanding trust units (including trust units issuable upon exchange of exchangeable shares). We also amended the plan to make certain revisions considered to be strictly "housekeeping" amendments for which unitholder approval is not required. We have obtained approval of the Toronto Stock Exchang for these amendments.

Currently our trust unit rights incentive plan provides that a maximum of 10% of our issued and outstanding trust units (plus the number of trust units issuable upon exchange of exchangeable shares) may be issued thereunder. On a cumulative basis, since inception of the plan to March 29, 2007, approximately 9,329,775 rights have been granted (approximately 12% of issued and outstanding trust units including trust units issuable upon exchange of exchangeable shares) and 1,984,113 rights have been exercised (approximately 3% of issued and outstanding trust units including trust units issuable upon exchange of exchangeable shares) and 1,281,157 rights have been cancelled. As of the date hereof, 6,064,505 rights were outstanding such that 1,761,610 rights (approximately 2% of issued and outstanding trust units including trust units issuable upon exchange of exchangeable shares) remain available for grant under our trust unit rights incentive plan.

A copy of the amended trust unit rights incentive plan has been filed on SEDAR and may be viewed at www.sedar.com.

The trust unit rights incentive plan will continue to have the following features:

•
directors, officers, consultants, employees and other service providers of Baytex, or those of its subsidiaries, partnerships, trusts or other controlled entities are eligible to receive rights under the trust unit incentive rights plan and are not assignable.

•
the number of trust units available under the trust unit rights incentive plan be maintained at 10% of the outstanding trust units (including trust units issuable upon exchange of exchangeable shares) in order to carry out our compensation strategy. This strategy is significantly weighted towards trust unit ownership which aligns the interest of employees with that of all unitholders.

•	the vesting arrangements are within the discretion of our board of directors.

•	the term of rights grants are within the discretion of our board of directors.

•	the aggregate number of rights granted to non-management directors shall not exceed 1% of the total outstanding trust units (including trust units issuable upon exchange of exchangeable shares).

•
the rights may be exercised at an amount equal to the five day volume weighted average trading price on the TSX prior to the date of grant, less monthly distribution paid up to and including the exercise provided they exceed certain thresholds set forth in the plan.

•
rights terminate on the earlier of the expiry date and 30 days after a rightholder ceases to be an eligible participant. However, in the event of death, the rights will expire on the earlier of the expiry date and 6 months from the date of death.

•
the aggregate number of rights held by any single holder of rights at any given time shall not exceed 1% of the total outstanding trust units (including trust units issuable upon exchange of exchangeable shares).

•
normal anti-dilution provision in the event of consolidation, subdivision, re-division or change in trust units to adjust the rights shall entitle the holder to a greater or less number of trust units as the case may be and adjustment to the exercise price if required.

•
the vesting of all rights will accelerate on "change of control" which is defined to include a person or persons acting in concert acquiring 50% or more of the trust units (including trust units issuable upon exchange of exchangeable shares), sale of all or substantially all of the assets of the trust or dissolution of the trust.

•	the plan must be approved by unitholders every three years.

Pursuant to the rules of the TSX the amendments must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Baytex Energy Trust, that the trust unit rights incentive plan of Baytex Energy Trust be amended as described in the information circular and proxy statement of Baytex Energy Trust dated March 29, 2007 with such other conforming changes as the board of directors of the Baytex Energy Ltd. considers necessary or appropriate.

  EXECUTIVE COMPENSATION

Compensation Committee

The compensation committee of Baytex ("Committee") is composed of Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. Each of these directors are independent and are not eligible to participate in any of our executive compensation benefit programs but are entitled to participate in our trust unit rights incentive plan. Each of the members of the Committee currently hold trust unit rights under this plan. The Committee met twice in 2006.

Report on Executive Compensation

TO: THE UNITHOLDERS OF BAYTEX ENERGY TRUST

The Committee exercises general responsibility regarding overall employee and executive compensation. It also determines the total compensation of the Chief Executive Officer of Baytex, subject to the approval of the board of directors of Baytex ("Board"). The Committee meets at least annually with the Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.

The Chief Executive Officer and the Committee performs a comparative compensation analysis for our senior officers and employees on an annual basis. As part of this analysis, the Chief Executive Officer and the Committee compare Baytex's compensation to industry specific and independently compiled compensation data from a nationally recognized human resources consulting firm. This analysis ensures that the compensation paid to its officers and employees is commensurate with other Canadian oil and gas companies and energy income trusts of similar size and character. In addition, the Committee reviews the compensation structure of Baytex with respect to its senior officers to ensure that Baytex is able, and continues to be able, to attract and retain qualified and experienced individuals to its team of senior officers and to motivate these individuals to perform to the best of their ability and in the best interests of Baytex Energy Trust.

In 2006, the total compensation received by the President and Chief Executive Officer totalled $3,700,181, which includes $2,788,500 realized upon the exercise of unit rights. During 2006, Baytex units generated a total return of 38.7%. This total return includes capital appreciation in the value of units plus distributions, and assumes that distributions were reinvested into additional units of Baytex. This total return was the highest level of total return among all oil and gas income trusts for 2006, and compares favourably to a total return of negative 3.7% for the TSX / S&P Energy Trust Index.

Executive compensation consists of essentially three components: (1) base salary, (2) bonuses and (3) trust unit rights. The employment benefits offered are generally typical of those provided by companies in the oil and gas industry. Each of these compensation components is summarized in the following sections.

 Base Salaries

Base salaries are an important component of the overall compensation package for senior officers. It is usually the largest portion of annual cash compensation. The Committee ensures the base salaries for the Chief Executive Officer and for the other executive officers are comparable to the amounts paid to similar executive officers of companies of similar size and character in the oil and gas industry in Canada. As described above, the level of salaries relative to the industry is verified using independent and industry specific compensation data.

 Bonuses

An annual bonus may be paid, at the end of the year, based on the Committee's subjective assessment of Baytex Energy Trust's general performance and the Chief Executive Officer's and the other executive officers' contribution to performance. Also, a bonus payment may be made to adjust the total cash compensation of the Chief Executive Officer or the other executive officers, as the case may be, to account for growth in the size of Baytex during the year. In effect, growth in size by Baytex Energy Trust during the year may have altered Baytex's peer group for comparison purposes. There is generally a direct relationship between corporate size and base salary. Baytex may use a bonus payment to increase total cash compensation in line with Baytex's peer group.

 Long-Term Incentive Compensation

Baytex's long-term incentive compensation program is achieved through the granting of trust unit rights. The Committee believes that the granting of trust unit rights serves to motivate executive officers and employees to achieve Baytex Energy Trust's strategic objectives, and to align the interests of executive officers and employees with the interests of the Unitholders. Trust unit rights are granted with a five-year term and vest 33.33% annually in the first three years.

 Summary

The Committee believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Submitted by the Compensation Committee:

Edward Chwyl (Chairman)
John A. Brussa
Naveen Dargan

  DIRECTORS AND OFFICERS COMPENSATION

 Summary Compensation Table

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers for the years ended December 31, 2006, 2005 and 2004.

Long-term compensation
		Annual compensation			Awards		Payouts
Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Other annual compensa-tion (1) ($)	Securities under options granted(2) (#)	Securities subject to resale restriction ($)	LTIP Payouts ($)	Value realized upon exercise of unit rights ($)	All other Compensa-tion ($)	Total Compensa-tion ($)
Raymond T. Chan President and Chief Executive Officer	2006 2005 2004	450,000 405,000 375,000	410,000 350,000 320,000	51,681 NIL NIL	150,000 150,000 120,000	N/A N/A N/A	N/A N/A N/A	2,788,500 - -	NIL 718,125 (4) 718,125 (4)	3,700,181 1,473,125 1,413,125
W. Derek Aylesworth (2) Chief Financial Officer	2006 2005 2004	235,000 37,500 N/A	180,000 30,000 N/A	NIL NIL N/A	75,000 200,000 N/A	N/A N/A N/A	N/A N/A N/A	- - -	NIL NIL N/A	415,000 67,500 N/A
Anthony W. Marino (3) Chief Operating Officer	2006 2005 2004	330,000 300,000 40,721	250,000 240,000 40,000	NIL NIL NIL	100,000 120,000 240,000	N/A N/A N/A	N/A N/A N/A	- - -	NIL NIL NIL	580,000 540,000 80,721
Randal J. Best Senior Vice President, Corporate Development	2006 2005 2004	250,000 230,000 210,000	170,000 170,000 150,000	NIL NIL NIL	75,000 60,000 75,000	N/A N/A N/A	N/A N/A N/A	720,376 255,300 NIL	NIL NIL NIL	1,140,376 655,300 360,000
Ralph W. Gibson (5) Vice President, Marketing	2006 2005 2004	225,000 210,000 195,000	150,000 150,000 100,000	NIL NIL NIL	NIL 60,000 50,000	N/A N/A N/A	N/A N/A N/A	2,969,440 198,600 NIL	NIL 268,300 (4) 268,300 (4)	3,344,440 826,900 563,300

  Notes:

(1)	Other than as noted, the value of perquisites and other personal benefits received by the named executive officers is not greater than 10% of the total salary and bonus or $50,000 for the period.
(2)	Mr. Aylesworth became the Chief Financial Officer of Baytex in November 2005 at an annual salary of $225,000.
(3)	Mr. Marino became the Chief Operating Officer of Baytex in November 2004 at an annual salary of $275,000.
(4)
Amount paid in accordance with employment retention arrangement pursuant to the plan of arrangement which was effective September 2, 2003. No further amount is payable in connection with this agreement.

(5)	Mr. Gibson retired from Baytex effective January 1, 2007.

 Trust Unit Rights Granted During the Year Ended December 31, 2006

The following table sets forth details with respect to all rights granted under our trust unit rights incentive plan to our Chief Executive Officer, our Chief Financial Officer and the remaining named executive officers during 2006.

Name	Securities under rights granted (#)	Percentage of total rights granted in 2006 (%)	Exercise or base price ($/security)	Market value (1) of securities underlying rights on date of grant ($/security)	Expiration Date
Raymond T. Chan	150,000	6.14	$22.51	$22.51	October 2, 2011
W. Derek Aylesworth	75,000	3.07	$22.51	$22.51	October 2, 2011
Anthony W. Marino	100,000	4.09	$22.51	$22.51	October 2, 2011
Randal J. Best	75,000	3.07	$22.51	$22.51	October 2, 2011
Ralph W. Gibson	NIL	NIL	$22.51	$22.51	October 2, 2011

  Note:

(1)
Pursuant to our trust unit rights incentive plan, the market value of the trust units underlying the trust unit rights on the date of grant is calculated using the volume weighted average trading price of the trust units for the five trading days prior to the date of grant.

The above rights to acquire trust units were granted pursuant to our trust unit rights incentive plan. The first 33.33% of the rights are exercisable one year from the date of grant and the remainder are exercisable at the rate of 33.33% each year thereafter. Rights expire five years after their date of grant.

The following table outlines the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under our plan as at March 29, 2007.

	Number of Trust Units To Be Issued Upon Exercise Of Outstanding Rights	Weighted-average exercise price of outstanding rights	Number of available trust units available for future issuance under the plan

Trust units under Trust Unit Rights Incentive Plan approved by unitholders (1)	6,064,505	$13.79	1,761,610
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	N/A	N/A	N/A

  Note:

(1)	Our trust unit rights incentive plan provides for a 10% rolling maximum.

Trust Units Rights exercises during the Year Ended December 31, 2006 and Year End Rights Values

The following table sets forth with respect to our Chief Executive Officer, our Chief Financial Officer and the remaining named executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $22.28 on December 31, 2006.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Raymond T. Chan	150,000	2,788,500	330,000 / 290,000	5,126,900 / 1,549,200
W. Derek Aylesworth	NIL	NIL	66,667 / 208,333	640,667 / 1,303,833
Anthony W. Marino	NIL	NIL	200,000 / 260,000	2,754,000 / 1,983,600
Randal J. Best	37,500	720,376	177,500 / 140,000	2,916,925 / 746,400
Ralph W. Gibson (1)	181,667	2,969,440	16,666 / 56,667	226,329 /610,733

(1)
Mr. Gibson retired from Baytex in January 2007, and has since exercised all of his 16,666 exercisable trust unit rights. The balance of his trust unit rights have expired in accordance with their terms.

 Remuneration Of Directors

Unrelated directors, other than the Chairman, receive an annual retainer of $30,000 plus a fee of $1,500 per meeting attended. The Chairman receives an annual retainer of $50,000 plus a fee of $1,500 per meeting attended. The chairman of the Audit Committee receives an additional retainer of $20,000 per year ($10,000 per year prior to 2007), and the chairman of all other committees receive an additional retainer of 5,000 per year. Director fees are paid on a quarterly basis.

During 2006, the unrelated directors were also granted trust unit rights as follows: Mr. Brussa - 12,000; Mr. Shwed - 12,000; Mr. Cassidy - 12,000; Mr. Chwyl - 18,000; Mr. Dargan - 12,000; and Mr. Goepel - 12,000.

See "Matters to be Acted Upon at the Meeting - Election of Directors" for details regarding the directors current holdings of trust units and trust unit rights.

 Retirement Plans

We have no retirement plans for our employees.

 Employment Contracts

Baytex has entered into an employment agreement with Mr. Chan which provides that in the event that the executive's employment with Baytex is terminated without cause or upon a change of control of Baytex as defined in the agreement, and subject to certain conditions being met, Mr. Chan may receive a payment equal to 30 months salary, a bonus consideration and other employment benefits. Baytex has also entered into change of control agreements with the other officers. The agreements provide that in the event of a change of control of Baytex as defined, and subject to certain conditions being met, the officers may receive payments equal to 24 months salary, a bonus consideration and other employment benefits.

In addition, the employment agreement and change of control agreements allow for the acceleration of un-vested and unexercised trust unit rights. These rights may be exercised for a period of 30 days following the date of termination of employment.

 Liability Insurance Of Directors And Officers

We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance in 2006 was $689,645 per annum.

 Performance Graph

We began trading on the Toronto Stock Exchange on September 8, 2003. The following graph illustrates changes from September 8, 2003 to December 31, 2006, in our cumulative unitholder return, assuming an initial investment of $100 in trust units in 2003, compared to the S&P/TSX Capped Energy Trust Index and the S&P/TSX Composite Index, with all dividends and distributions reinvested.

	Sep. 8, 2003	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Baytex Energy Trust	100	109.65	150.06	234.66	326.07
S&P/TSX Capped Energy Trust Index (1)	100	116.26	151.74	226.66	218.23
S&P/TSX Composite Index (2)	100	108.32	124.01	153.93	180.50

Note:

(1)	The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.
(2)	The S&P/TSX Composite Index was previously called the TSE 300 Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The majority of our Board is independent. Our Board has determined that John A. Brussa, W. A (Blake) Cassidy, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel and Dale O. Shwed are independent. Raymond T. Chan is not considered to be independent as Mr. Chan is our President and Chief Executive Officer.

Although our independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, in accordance with the mandate of the Board of Directors as well as the mandate of each of the Audit Committee, Reserves Committee, Governance Committee and Compensation Committee, at the end of or during each meeting of our Board or committee, as applicable, the members of our management who are present at such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management being present.

Our Board has determined that Edward Chwyl, our Chairman, is independent. As our Chairman, Mr. Chwyl provides overall leadership to our Board. Among other things, our Chairman maintains a liaison and communication with all of our directors and the committee chairs to co-ordinate input from directors, and optimize the effectiveness of our Board and its committees and a liaison and communication with our President and CEO to ensure that our Board receives adequate and regular updates from the CEO on all issues important to the welfare and future of Baytex. Our Chairman is also responsible for the overall management of our Board.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Director	Names of Other Issuer
John A. Brussa
6550568 Canada Inc., BlackWatch Energy Services Operating Corp. (BlackWatch Energy Services Trust), Capitol Energy Resources Ltd., Cirrus Energy Corporation, Crew Energy Inc., Divestco Inc., E4 Energy Inc. (formerly Southpoint Resources Ltd.), Endev Energy Inc., Enseco Energy Services Corp., FET Resources Inc. (Focus Energy Trust), Flagship Energy Inc., Galleon Energy Inc., Grand Petroleum Ltd., Harvest Operations Corp. (Harvest Energy Trust), Highpine Oil & Gas Limited, North American Energy Partners Inc., Ontario Energy Savings Corp. (Energy Savings Income Fund), Orleans Energy Ltd., Penn West Petroleum Ltd. (Penn West Energy Trust), Pilot Energy Ltd., Progress Energy Ltd. (Progress Energy Trust), Rider Resources Ltd., SET Resources Inc. (Sound Energy Trust), Storm Exploration Inc., Strategic Energy Fund., Trafalgar Energy Ltd.

W. A (Blake) Cassidy	None
Raymond T. Chan	Defiant Resources Corporation, TSX Group Inc.
Edward Chwyl	None
Naveen Dargan
Bonnett's Energy Services Ltd., CCS Inc. (a subsidiary of CCS Income Trust), Defiant Resources Corporation and Trinidad Drilling Ltd. (the operating subsidiary of Trinidad Energy Services Income Trust)

R.E.T. (Rusty) Goepel	Amerigo Resources Ltd., AutoCanada Income Fund, Spur Ventures Ltd. and Telus Corporation
Dale O. Shwed	Crew Energy Inc.

Meeting Attendance

The following is a summary of attendance of our directors at meetings of our Board and its committees for 2006:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Reserves Committee Meetings Attended
John A. Brussa	3/3	-	2/2	1/1
W. A (Blake) Cassidy	3/3	4/4	-	-
Raymond T. Chan	3/3	4/4	2/2	1/1
Edward Chwyl	3/3	-	2/2	1/1
Naveen Dargan	3/3	4/4	2/2	-
R.E.T. (Rusty) Goepel	3/3	4/4	-	-
Dale O. Shwed	3/3	-	-	1/1

  Note:

(1) Our Governance Committee did not meet independently of the Compensation Committee in 2006.

Board Mandate

The mandate of our Board is attached as Schedule "A" hereto.

Board Committees

Our Board has four committees; the Audit Committee, Compensation Committee, the Reserves Committee and the Governance Committee, all members of whom are independent directors. The Board has accepted overall responsibility for governance, health, safety and environment and no separate committees have been established to deal with these issues.

Audit Committee

The members of the Audit Committee are: Mr. Dargan (Chairman), Mr. Cassidy and Mr. Goepel. The committee's mandate includes:

•	reviewing the annual audited consolidated financial statements and the Auditors' Report thereon prior to submission to our Board for approval;
•	reviewing the quarterly consolidated financial statements prior to submission to the Board for approval;
•	reviewing the scope of external and internal audits;
•	reviewing and discussing accounting and reporting policies and changes in accounting principles;
•	reviewing our internal control systems and procedures; and
•	meeting with the external auditors independently of our management.

  Compensation Committee

The members of our Compensation Committee are: Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. The committee's mandate is to formulate and make recommendations to our Board in respect of compensation issues relating to our directors and employees and among other duties, the committee:

•	reviews our compensation and remuneration policy for our employees and recommends to the Board changes to improve our ability to recruit, retain and motivate employees;
•	reviews and recommends to the Board the retainer and fees to be paid to members of the Board;
•	reviews and recommends to the Board performance objectives and the compensation package for the CEO;
•	recommends to the Board, on the direction of the CEO, the compensation and benefits package for senior management positions within the Corporation;
•	reviews management's recommendations for proposed stock option or share purchase plans and make recommendations in respect thereof to the Board;
•	administers our trust unit rights incentive plan in accordance with its terms including the grant of trust unit rights in accordance with the terms thereof;
•	determines and approve bonuses to be paid to our officers and employees and establishes targets or criteria for the payment of such bonuses, if appropriate; and
•	prepares and submits a report of the Compensation Committee for inclusion in our annual disclosure required by applicable securities laws.

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2006, been retained to assist in determining compensation for any of our directors and officers. See also "Report On Executive Compensation" above.

Reserves Committee

The members of our Reserves Committee are Dale Shwed (Chairman), Edward Chwyl and John A. Brussa. Our Reserves Committee's mandate includes:

•
reviewing our procedures relating to the disclosure of information with respect to our oil and gas activities including reviewing our procedures for complying with disclosure requirements and restrictions set forth under applicable securities requirements;

•	reviewing our procedures for providing information to its independent reserves evaluator;
•
meeting, as considered necessary, with management and the independent evaluator, to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on our reserves data (as defined in applicable securities legislation) and to review the reserves data and the report thereon of the independent evaluator (if such report is provided);

•
reviewing the appointment of the independent evaluator and, in the case of any proposed change to change the independent evaluator, determine the reason therefor and whether there have been any disputes with management;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the statement of the reserves data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

•	reviewing our procedures for reporting other information associated with our oil and gas producing activities; and
•	generally, reviewing all matters relating to the preparation and public disclosure of estimates of our reserves.

Governance Committee

The members of our Governance Committee are John Brussa, Edward Chwyl and Naveen Dargan. Our Governance Committee’s mandate includes:

•	the review and approval of the strategic direction of the Trust, its capital and financial plans, as well as implementation and monitoring of appropriate risk management systems;
•	monitoring the progress, policies and procedures of the Trust, while providing guidance and advice to management and providing approval for any significant changes in the organizational structure;
•
ensuring that the finances and controls of the Trust are appropriate and comply with required standards, including accurate, complete and timely disclosure of information to unitholders, other security holders and regulators; and

•	annual reviews of the composition and compensation of the board, and monitoring its effectiveness, continuity and independence while ensuring the requirements of the board are continuously upheld.

Orientation and Continuing Education

No formal education program currently exists for the orientation of new directors. Existing directors provide orientation and education to new members on an informal and ad hoc basis. In addition, new directors of the Baytex are given a copy of the mandate of the Board and each of our committees, a copy of our corporate policies, our by-laws as well as agendas and minutes for Board and committee minutes for the preceding 12 months. In addition, new directors receive a presentation by management respecting the nature and operations of our business.

No formal continuing education program currently exists for our directors. Each of our directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Directors Retirement Plan

  We do not have a directors retirement plan.

Ethical Business Conduct

Our Board of Directors has adopted a code of business ethics applicable to all members of Baytex, including directors, officers and employees and a code of ethics for our principal executive officer and senior financial officer (collectively, the "Code"), copies of which are available for review at www.sedar.com or on our website at www.baytex.ab.ca. Each employee, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of the year ended December 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from our Code.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.

Our Board has also adopted a whistleblower policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), criminal conduct, falsification of financial records or unethical conduct. Our Board of Directors believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.

Nomination of Directors

Pursuant to the mandate of our Board, the Board has responsibility for selecting nominees for election to the Board. At present, the Board of Directors does not have a process by which the Board identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and ad hoc basis.

Our Board of Directors does not have a nominating committee composed entirely of independent directors but rather pursuant to the mandate of the Board of Directors, the Board of Directors as a whole is responsible for selecting nominees for election to the Board.

Assessments

We have not commenced a formal process of assessing the board and its committees or the individual directors. To date our Board has satisfied itself that the board, its committees and individual directors are performing effectively through informal discussions.

Position Descriptions

Our Board of Directors has developed written position descriptions for the Chairman of the Board of Directors, the Chairman of each of our Audit Committee, Reserves Committee and Compensation Committee and for our CEO.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2006, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as is disclosed herein.

ADDITIONAL INFORMATION

Our financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2006 and the related management's discussion and analysis of financial condition and results of operations contained in our 2006 annual report. Our annual information form also contains disclosure relating to our audit committee and the fees paid to Deloitte & Touche LLP in 2006. Copies of our annual report, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Chief Financial Officer of Baytex Energy Ltd. at Suite 2200, Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 269-4282. These documents and other information relating to us are available on SEDAR at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Dated: March 29, 2007

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

The Board of Directors (the "Board") of Baytex Energy Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, any other subsidiaries, partnerships and trusts of Baytex Energy Trust and Baytex Energy Trust to the extent delegated to the Corporation under the trust indenture (collectively, "Baytex"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex. In general terms, the Board will:

•	in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving Baytex's principal objectives as defined by the Board;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

•     require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Baytex's business, which plans must:

• be designed to achieve Baytex's principal objectives;

•	identify the principal strategic and operational opportunities and risks of Baytex's business; and

• be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•     identify the principal risks of Baytex's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

•     approve the annual operating and capital plans;

•     approve acquisitions and dispositions in excess of which require approval pursuant to expenditure limits established by the Board;

•     approve the establishment of credit facilities; and

•     approve issuances of additional Trust Units, Exchangeable Shares or other instruments to the public.

Monitoring and Acting

•     monitor Baytex's progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

•     monitor overall human resources policies and procedures, including compensation and succession planning;

•     appoint the CEO and determine the terms of the CEO's employment with Baytex;

•     approve the distribution policy of Baytex;

•	ensure systems are in place for the implementation and integrity of Baytex's internal control and management information systems;

•     in consultation with the CEO, develop a position description for the CEO;

•     evaluate the performance of the CEO at least annually;

•     in consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business;

•     in consultation with the CEO, appoint all officers of Baytex and approve the terms of each officer's employment with Baytex;

•     develop a system under which succession to senior management positions will occur in a timely manner;

•     approve any proposed significant change in the management organization structure of Baytex;

•     approve all retirement plans for officers and employees of Baytex;

•     in consultation with the CEO, establish a disclosure policy for Baytex;

•     generally provide advice and guidance to management; and

•     approve all matters relating to a takeover bid for the securities of Baytex.

Finances and Controls

•	review Baytex's systems to manage the risks of Baytex's business and, with the assistance of management, Baytex's auditors and others (as required), evaluate the appropriateness of such systems;

•     monitor the appropriateness of Baytex's capital structure;

•	ensure that the financial performance of Baytex is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

•     in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•     require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees;

•	require that the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

•     approve material contracts to be entered into by the Corporation;

•     recommend to unitholders of Baytex a firm of chartered accountants to be appointed as Baytex's auditors;

•     ensure Baytex's oil and gas reserves report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable securities laws; and

•     take reasonable actions to gain reasonable assurance that all financial information made public by Baytex (including Baytex's annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance.

Governance

•     in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•     selecting nominees for election to the Board;

•     facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

•  appointing a Chairman of the Board;

2

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

•     defining the mandate of each committee of the Board;

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

•	establishing a system to enable any director to engage an outside adviser at the expense of Baytex;

•	review annually the composition of the Board and its committees and assess Directors' performance on an ongoing basis, and propose new members to the Board; and

•     review annually the adequacy and form of the compensation of directors.

Delegation

•	the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Composition

•	the Board should be composed of at least three individuals elected by the unitholders and exchangeable shareholders at the annual meeting;

•
a majority of Board members should be independent Directors (within the meaning of Multilateral Instrument 52-110) and free from any business or other relationship that could impair the exercise of independent judgment;

•	members should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues; and

•	board members should offer their resignation from the Board to the Chairman of the Board following:

•	change in personal circumstances which would reasonably interfere with the ability to serve as a Director; and

•	change in personal circumstances which would reasonably reflect poorly on Baytex (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

Meetings

•	the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

•	the Board shall meet at the end of its regular meetings without members of management being present;

•	minutes of each meeting shall be prepared;

•	the CEO and Chief Financial Officer shall be available to attend all meetings of the Board upon invitation by the Board; and

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Authority

•	the Board shall have the authority to review any corporate report or material and to investigate activity of Baytex and to request any employees to cooperate as requested by the Board; and

•	the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Baytex.

3